EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year Ended
	Jan. 1, 2016	Jan. 2, 2015	Jan. 3, 2014	Dec. 28, 2012	Dec. 30, 2011
Earnings:
Income (loss) before income taxes	$(15,700)	$76,579	$48,838	$6,730	$48,392
Fixed Charges:
Interest expense	22,193	3,479	4,895	5,497	5,539
Discounts & debt issuance costs	11,320	773	6,366	12,557	11,389
Interest portion of rental expense	2,172	1,413	1,460	1,056	766
Total earnings and fixed charges	$19,985	$82,244	$61,559	$25,840	$66,086
Fixed Charges:
Interest expense	$22,193	$3,479	$4,895	$5,497	$5,539
Discounts & debt issuance costs	11,320	773	6,366	12,557	11,389
Interest portion of rental expense	2,172	1,413	1,460	1,056	766
Total fixed charges	$35,685	$5,665	$12,721	$19,110	$17,694
Ratio of earnings to fixed charges	0.6	14.5	4.8	1.4	3.7